Ground Floor, 138 West Street Sandton, 2146, South Africa Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

INSOLVENCY UPDATE

May 22, 2013 – Great Basin Gold Limited (the “Company”) announces that further to its news release of April 29, 2013 the sale of its Nevada assets and operations including the Hollister trial mine and Esmeralda mill has completed substantially on the terms disclosed in that news release except that the term of the net profits royalty may be terminated after five years in certain events.

For additional information about Great Basin Gold Limited, please visit the Company’s website at www.grtbasin.com or contact info@grtbasin.com.